

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Michael Petras, Jr.
Chairman and Chief Executive Officer
Sotera Health Topco, Inc.
9100 South Hills Blvd, Suite 300
Broadview Heights, OH 44147

Re: Sotera Health Topco, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted October 9, 2020
CIK No. 0001822479

Dear Mr. Petras:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to DRS

Summary
Risk Factor Summary, page 9

1. We note your response to prior comment 5. As previously noted, please further balance your Summary section by expanding your summary risks disclosure, including by expanding the seventh bullet on page 10 to specify your total amount of debt and the percentage of your cash flow that must be dedicated to debt service (both principal and interest). Additionally, please balance your disclosures in the second full paragraph on page 7 regarding revenue growth by also noting you had net losses for fiscal years 2018 and 2019.

You may contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if

Michael Petras, Jr.
Sotera Health Topco, Inc.
October 21, 2020
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Lopez, Esq.